Exhibit 12

ONEOK, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Unaudited)	2015		2014		2013		2012		2011
	(Thousands of dollars)
Fixed charges, as defined
Interest on long-term debt	$432,234		$380,441		$374,520		$326,206		$305,523
Other interest	13,330		4,127		10,397		12,045		8,374
Amortization of debt discount, premium and expense	7,795		6,652		7,064		5,830		7,070
Interest on lease agreements	962		275		1,494		539		1,515
Total fixed charges	454,321		391,495		393,475		344,620		322,482
Earnings before income taxes and undistributed income of equity method investees	670,762		854,181		709,825		823,710		793,594
Earnings available for fixed charges	$1,125,083		$1,245,676		$1,103,300		$1,168,330		$1,116,076
Ratio of earnings to fixed charges	2.48	x	3.18	x	2.80	x	3.39	x	3.46	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges and distributed income of equity investees, less interest capitalized. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.